EXHIBIT 99.1

HEXO’s Belleville facility receives its sales license

OTTAWA, June 01, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) is pleased to announce it has received its Health Canada licence amendment for the sale of dried and fresh cannabis, cannabis extracts, cannabis topicals and edible cannabis products for its cannabis manufacturing and processing facility in Belleville, Ontario. The updated licensing also encompasses the expansion of the licensed area to include the beverage production area dedicated to the Truss/HEXO beverage division.

“Receiving the sales license for our Belleville facility is extremely positive news for HEXO and Truss, our joint-venture with Molson Coors Canada,” said Sebastien St-Louis, CEO and co-founder of HEXO. “This license allows us to increase our processing capability significantly, achieve greater economies of scale, and continue to roll out more innovative 2.0 products across all of our brands Powered by HEXOTM, including hash, vapes, cannabis beverages, and other edible cannabis products.”

The Belleville facility will act as the main development, processing and distribution facility for HEXO’s cannabis products. Located along primary shipping routes in Ontario, the facility further delivers on HEXO’s national expansion strategy and ensures necessary capacity for the manufacturing and distribution of advanced cannabis products to fulfil purchase orders across the country.

“HEXO’s Belleville facility is a purpose-built manufacturing centre. By using specifically designed automation and best-in-class cannabis technology to streamline our processes, we are focusing on long-term cost reductions and improvements to our portfolio wide gross margin," added St-Louis.

Over the coming months, HEXO looks forward to showcasing the Belleville facility to its investors, local stakeholders and the media.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com